UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41247

Satellogic Inc.

(Exact Name of Registrant as Specified in Its Charter)

Ruta 8 Km 17,500, Edificio 300

Oficina 324 Zonamérica

Montevideo, 91600, Uruguay

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

On February 12, 2025, Satellogic Inc. (the “Company”), entered into an Amended and Restated Sales Agreement (the “Amended Sales Agreement”) with Cantor Fitzgerald & Co. (the “Cantor”) and Northland Securities, Inc. (“Northland” and, together with Cantor, the “Sales Agents” and, each, a “Sales Agent”), pursuant to which Northland was added as an additional Sales Agent in connection with the Company’s offer and sale, from time to time, through the Sales Agents, of its Class A Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”), having an aggregate offering amount of up to $50,000,000. The Amended Sales Agreement did not increase the amount of Ordinary Shares that may be offered and sold by the Company under the original sales agreement entered into between the Company and Cantor on December 20, 2024. The Company did not sell any Ordinary Shares under the original sales agreement.

On February 12, 2025, pursuant to the Amended Sales Agreement, the Company filed a supplement, dated February 12, 2025, to the prospectus supplement, forming a part of its effective registration statement on Form F-3 (File No. 333-283719), initially filed with the Securities and Exchange Commission on December 10, 2024.

The Company is not obligated to sell any Ordinary Shares under the Amended Sales Agreement. Subject to the terms and conditions of the Amended Sales Agreement, the Sales Agent, as designated by the Company, will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The Nasdaq Capital Market to sell the Ordinary Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Amended Sales Agreement generally, the designated Sales Agent may sell the Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company will pay the designated Sales Agent, in connection with the sale of the Ordinary Shares through the designated Sales Agent, in accordance with the fee schedule as set forth in the Amended Sales Agreement. The Company has agreed to provide the Sales Agents with customary indemnification, as well as agreed to reimburse the Sales Agents for certain specified expenses.

In addition, pursuant to the Amended Sales Agreement, Northland has agreed to act as a “qualified independent underwriter” for future purchases made under the Amended Sales Agreement for no additional compensation.

The foregoing summary of the Amended Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Amended Sales Agreement, which is attached as Exhibit 10.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Ordinary Shares, nor shall there be any offer, solicitation or sale of the Ordinary Shares in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement and into each prospectus supplement filed pursuant to Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit Number	Exhibit Title

10.1	Amended and Restated Sales Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.

By:	/s/ Rick Dunn
	Name:	Rick Dunn
	Title:	Chief Financial Officer

Date: February 12, 2025